UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CENVEO, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

15670S105
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index:  Page 10

SCHEDULE 13G
CUSIP No. 15670S105	Page 2 of 11 Pages

1.	Names of Reporting Persons. EBF & ASSOCIATES, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power	0

Number of
Shares	6.	Shared Voting Power	0
Beneficially
Owned by Each
Reporting	7.	Sole Dispositive Power	0
Person With

	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: IA, PN

SCHEDULE 13G
CUSIP No. 15670S105	Page 3 of 11 Pages

1.	Names of Reporting Persons. LYDIARD PARTNERS III, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power	0

Number of
Shares	6.	Shared Voting Power	0
Beneficially
Owned by Each
Reporting	7.	Sole Dispositive Power	0
Person With

	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: OO

SCHEDULE 13G
CUSIP No. 15670S105	Page 4 of 11 Pages

1.	Names of Reporting Persons. SERIES E OF MERCED CAPITAL PARTNERS, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power	0

Number of
Shares	6.	Shared Voting Power	0
Beneficially
Owned by Each
Reporting	7.	Sole Dispositive Power	0
Person With

	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: OO

SCHEDULE 13G
CUSIP No. 15670S105	Page 5 of 11 Pages

1.	Names of Reporting Persons. DAVID A. ERICSON
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

	5.	Sole Voting Power	0

Number of
Shares	6.	Shared Voting Power	0
Beneficially
Owned by Each
Reporting	7.	Sole Dispositive Power	0
Person With

	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: IN, HC

Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

Cenveo, Inc. (the "Issuer")

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 First Stamford Place, Stamford, CT 06902.

Item 2(a).	Name of Person Filing

This Schedule 13G is being filed by EBF & Associates, L.P. (“EBF”), general partner of Merced Partners Limited Partnership (“First MP”) and the investment adviser to Merced Partners III, L.P. (“Second MP”); Lydiard Partners III, LLC (“Lydiard”), the general partner of Second MP; Series E of Merced Capital Partners, LLC (“Merced”), the general partner of EBF; and David A. Ericson (“Mr. Ericson”), a managing director of EBF and the Chairman, President and Chief Executive Officer of Merced (each of whom may be referred to herein as a “Reporting Person,” and, collectively, as the “Reporting Persons”). The positions reported herein, which are beneficially owned by the Reporting Persons, are held for the account of First MP and Second MP. The Reporting Persons disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is 601 Carlson Parkway, Suite 200, Minnetonka, MN 55305.

Item 2(c).	Citizenship:

i)  EBF is a Delaware limited partnership;

ii) Lydiard is a Delaware limited liability company;

iii) Merced is a Delaware limited liability company; and

iv) Mr. Ericson is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

15670S105

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 7 of 11 Pages

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2013, each of the Reporting Persons may be deemed to be the beneficial owner of 0 Shares.

Item 4(b)	Percent of Class:

As of December 31, 2013, each of the Reporting Persons may be deemed the beneficial owner of 0.0% of Shares outstanding.

Item 4(c)	Number of Shares as to which such person has:

EBF, Lydiard, Merced and Mr. Ericson:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Page 8 of 11 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EBF & ASSOCIATES, L.P.

By:	Series E of Merced Capital Partners, LLC, General Partner
By:	/s/ David A. Ericson
Name:	David A. Ericson
Title:	Chairman, President and Chief Executive Officer

LYDIARD PARTNERS III, LLC

By:	/s/ David A. Ericson
Name:	David A. Ericson
Title:	President and Chief Executive Officer

SERIES E OF MERCED CAPITAL PARTNERS, LLC

By:	/s/ David A. Ericson
Name:	David A. Ericson
Title:	Chairman, President and Chief Executive Officer

/s/ David A. Ericson
David A. Ericson

January 29, 2014

Page 10 of 11 Pages

EXHIBIT INDEX

Ex.		Page No.

1	Joint Filing Agreement	11

Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of Cenveo, Inc., dated as of January 29, 2014, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

EBF & ASSOCIATES, L.P.

By:	Series E of Merced Capital Partners, LLC, General Partner
By:	/s/ David A. Ericson
Name:	David A. Ericson
Title:	Chairman, President and Chief Executive Officer

LYDIARD PARTNERS III, LLC

By:	/s/ David A. Ericson
Name:	David A. Ericson
Title:	President and Chief Executive Officer

SERIES E OF MERCED CAPITAL PARTNERS, LLC

By:	/s/ David A. Ericson
Name:	David A. Ericson
Title:	Chairman, President and Chief Executive Officer

/s/ David A. Ericson
David A. Ericson

January 29, 2014